

March 31, 2022

Kevin Morris
Chief Financial Officer
Wing Zone Labs, Inc.
1661 E Franklin Avenue
El Segundo, CA 90245

      Re: Wing Zone Labs, Inc.
          Offering Statement on Form 1-A
          Filed March 25, 2022
          File No. 024-11842

Dear Mr. Morris:

      This is to advise you that we do not intend to review your offering statement.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Jennie Beysolow at 202-551-8108 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services

cc: Andrew Stephenson, Esq.